Klondex Announces Closing of US$25 Million Revolving Credit Facility

Vancouver, BC - March 23, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to announce the closing of a US$25 million secured revolving credit facility (the “Credit Facility”) with Investec Bank PLC (“Investec”) which may be used for working capital requirements and general corporate purposes.

Paul Andre Huet, President and CEO commented, “Our Company’s financial and operational performance continue to improve year over year. This performance has strengthened our balance sheet to a point where we now have access to capital at competitive rates.” Mr. Huet continued, “This is a testament to the quality of our assets and the dedication of our people. This Credit Facility provides additional financial flexibility to invest in our properties and unlock further value for our shareholders.”

Amounts borrowed under the Credit Facility will incur variable interest at LIBOR plus an applicable margin ranging from 2.75% to 4.00% as determined by a measure of the Company’s debt to EBITDA plus 0.35% as long as the gold purchase agreement balance with Franco-Nevada Corporation (“Franco-Nevada”) exceeds US$10 million. The Credit Facility is secured by all of the assets of the Company and its subsidiaries on a pari-passu basis with the gold purchase agreement with Franco-Nevada. The Credit Facility matures in two years with an annual renewal option. The Credit Facility contains representations, restrictions, covenants and events of default as are customary for agreements of this type.

About Klondex Mines Ltd. (www.klondexmines.com)
The Company is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in the Fire Creek property and the Midas mine and mill in Nevada, USA and recently acquired the Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, “forward-looking information”), including but not limited to information about the Company’s ability to draw on the Credit Facility, its ability to maintain competitive financing terms and its ability to execute growth objectives. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource and mineral reserve estimates are reflective of actual mineral resources and mineral reserves; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and

www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.